DC
No Act
P.E. 10-23-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
NOV 2 0 2006
1086

[redacted]

November 17, 2006

06066183

Beverly J. Burke
Vice President and General Counsel
WGL Holdings, Inc.
101 Constitution Avenue, NW
Washington, DC 20080

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/17/2006

Re: WGL Holdings, Inc.
Incoming letter dated October 23, 2006

Dear Ms. Burke:

This is in response to your letter dated October 23, 2006 concerning the shareholder proposal submitted by Jesse L. Simmons. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 2 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Jesse L. Simmons
1302 Columbia Road
Woodbridge, VA 22191

1103601

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 842-2880 FAX
bburke@washgas.com

October 23 , 2006

VIA HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Jesse L. Simmons; Securities Exchange Act of 1934-Section 14(a), Rules 14a-8(i)(4) and 14a-8(i)(7)

Dear Ladies and Gentlemen:

I write on behalf of WGL Holdings, Inc. (the "Company") to request confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (collectively, the "2007 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. Jesse L. Simmons (the "Proponent"). The Proposal requests that the Company take action to increase the retirement pay to retired employees of Washington Gas Light Company, a subsidiary of the Company ("Washington Gas"). Mr. Simmons is a retired employee of Washington Gas. The Proposal is attached hereto as Exhibit A.

Rule 14a-8(i)(7), under the Securities Exchange Act of 1934, as amended (the "Act"), allows the exclusion of a shareholder proposal if the proposal or supporting statement relates to the company's ordinary business functions. Also, Rule 14a-8(i)(4), under the Act, allows the exclusion of a shareholder proposal if the proposal relates to a personal grievance or special interest. As discussed in more detail below, the Company believes that the Proposal is excludable under Rules 14a-8(i)(4) and 14a-8(i)(7) since it relates to an ordinary business operation of the Company and a special interest of the Proponent.

I. ANALYSIS

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy material if it deals with a matter related to the company's ordinary business operations. The Proponent, as a Washington Gas retiree, wants the Company to increase the amount of pay Washington Gas retirees receive, including him and others similarly situated. The Staff consistently and frequently has held that proposals to change retiree benefits are excludable from a company's proxy materials on the grounds that these matters relate to the conduct of ordinary business operations. See e.g., ***BellSouth Corporation*** (January 3, 2005) and ***International Business Machines*** (December 20, 2004) and several earlier letters cited in those letters. In each of the foregoing cases, the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations."

B. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because the Proposal Relates to a Personal Benefit Applicable to the Proponent and Certain Other Retirees Which Is Not Shared With Other Shareholders at Large.

The Company believes that the Proposal is fully excludable under Rule 14a-8(i)(7), as it relates to the Company's ordinary business operation. In addition, however, the Proposal is also excludable under Rule 14a-8(i)(4) which permits exclusion of shareholder proposals: that relate to the redress of a personal claim or grievance against a company, or which are designed to result in a benefit to the proponent or to further a personal interest, which is not shared with other shareholders at large.

The Proponent is a retired employee of Washington Gas entitled to receive retirement benefits from its benefits plan. The Proponent seeks to have the Company increase the amount of pension benefits payable, both to him and others eligible for retirement benefits. Thus, the Proposal would provide direct personal benefit to the Proponent, and it would not be of benefit to the Company's shareholders at large. This is because the Proponent is requesting, for himself and for other Washington Gas retirees, a financial benefit which cannot be shared with the overwhelming majority of the Company's shareholders at large who are not Washington Gas retirees. While Rule 14a-8(i)(7) provides an independent substantive basis for omission of the Proposal, Rule 14a-8(i)(4) has been cited as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of retirement benefits such as the one requested here. In many of these cases, the Staff has concluded that such proposals were related to the ordinary conduct of the registrant's business and, therefore, the Staff did not find it necessary to address the personal grievance or benefit exclusion as an alternative basis. See e.g., ***BellSouth Corporation*** (January 3, 2005) and ***International Business Machines*** (December 20, 2004).

III. CORRESPONDENCE WITH SHAREHOLDER

On July 13, 2006, the Company received a letter from the Proponent dated July 8, 2006 that stated he was submitting a "proposal as a shareholder…." (the "Initial Proposal"). By letter dated July 25, 2006, the Company responded (the "Company's Response Letter") advising the Proponent of certain procedural and eligibility defects in his Initial Proposal. The Company also delivered a copy of Rule 14a-8 to the Proponent along with the Company Response Letter. The Company received a certified mail receipt indicating that the Proponent received the Company's Response Letter on July 27, 2006. On August 4, 2006, the Company received the Proposal by letter from the Proponent dated July 31, 2006. In accordance with question and answer F.3 of SEC Staff Legal Bulletin ("SLB") No.14B and question and answer G.7 of SLB No. 14, we have attached copies of the Initial Proposal, the Company's Response Letter and the Proposal as well as all the cover letters related to those documents as Exhibit B.

IV. RULE 14a-8(j) COMPLIANCE

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing him of the Company's intention to omit the Proposal from the 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive 2007 Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

V. CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials based on Rules 14a-8(i)(4) and 14a-8(i)(7). The Company will provide the Staff with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (202) 624-6177.

Sincerely,

Beverly J. Burke

cc: Mr. Jesse L. Simmons
1302 Columbia Road
Woodbridge, VA 22191

July 31, 2006

Douglas V. Pope, Corporate Secretary and Attorney
101 Constitution Avenue, NW
Washington, D.C. 20080

Jesse L. Simmons
1302 Columbia Rd.
Woodbridge, Virginia 22191

Dear Mr. Pope:

Following is my proposal as a shareholder according to the rules of the Securities and Exchange Commission. I request that you present this proposal on my behalf as a retired employee of the Washington Gas Light Holdings, Inc.

The shareholders of the Washington Gas Light Holdings, Inc. assembled in meeting in person and by proxy, hereby request the board of directors to take the necessary steps to provide for voting as shall equal the number of shares he or she owns may cast all such votes for the shareholders proposal as he or she may see fit.

In support of my proposal that I am eligible at the meeting as my name appears in the company's records as a shareholder of the Washington Gas Light Holdings, Inc. and will continue to hold securities through the date of the meeting of shareholders by the Bank of New York Corporate Trust Stock at P.O. Box 239, Newark, New Jersey 07101-0239. I have 738 shares in account number 000321976 record date 6-30-06 and 1,547,625 shares in account number 000321950 record date 6-30-06. I am a registered holder of my securities. Per our telephone conversation of Friday, July 28, 2006, at which time I gave you the account number of my shares of stock.

My shareholders proposal as required is that the retired employees of the Washington Gas Light Holdings, Inc. be given a moderate raise to their retirement pay as there has not been a raise given for the last eight years and only one raise in the last twenty years. The top five executive officers have received a raise of compensation for the last five years and was paid to the individuals by the Washington Gas Light Holdings, Inc. during and for each fiscal year.

I discussed the economic pressures on our retirees at the last shareholders meeting. I am asking for the shareholders to provide a reasonable level of pension benefits for retired employees. You the shareholders can justify an increase in pension fund benefits for retirees at the next annual meeting.

Sincerely
and respectfully,
Jesse L. Simmons
Jesse L. Simmons

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 842-2880 FAX
bburke@washgas.com

October 23, 2006

VIA REGISTERED MAIL

Mr. Jesse L. Simmons
1302 Columbia Road
Woodbridge, VA 22191

Re: Shareholder Proposal to Increase Washington Gas Light Company Retiree Pay

Dear Mr. Simmons:

I am writing to let you know what action the Company is taking with respect to your shareholder proposal ["Proposal"] for inclusion in the 2007 WGL Holdings, Inc. proxy statement.

The management of this Company has an obligation and responsibility to all of its shareholders to insure that shareholder proposals for inclusion in Company proxy statements meet the requirements of what is appropriate to put before the shareholders in that manner. In line with this responsibility, the Company has delivered the attached letter to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff" or "SEC"). The attached letter requests that the Staff refrain from recommending any enforcement action against the Company, if the Company excludes your Proposal from its proxy statement and form of proxy for the 2007 Annual Meeting of Shareholders. In other words, the Company has determined that it cannot support the inclusion of your Proposal in the upcoming proxy statement.

In correspondence to you as you were seeking to develop a viable and properly worded shareholder proposal, and in particular my letter to you of July 25, 2006, I noted that the Company "may also seek to exclude [your Proposal] on other grounds that may apply as noted in the rules that Mr. Pope sent to you on July 3, 2006". Another copy of the referenced rules was enclosed in that July 25 letter as well. You may want to review those rules for a better understanding of why the Company is taking the action that it is with respect to your Proposal.

As set forth in Rule 14a-8 under the Securities Exchange Act of 1934, a company may exclude a shareholder proposal from its proxy statement under certain circumstances. In particular, a shareholder proposal may be excluded, if the proposal relates to either: 1) the company's ordinary business functions, or 2) a personal claim or special interest. It is the view of the Company that your Proposal relates to both of these issues.

For your information I have enclosed two rather recent sets of letters between the Staff of the SEC and *IBM* as well as *BellSouth Corporation*. These letters are similar to the Company's letter to the SEC in that *IBM* and *BellSouth* each sought to exclude shareholder proposals regarding increases in benefits to retired persons. In both cases, and in several other prior and subsequent instances, the Staff has not objected to the exclusion of such shareholder proposals. I hope that this information also is helpful to your understanding of the Company's position on your Proposal.

If you want to respond to our request to the SEC to exclude your proposal, you can write to the SEC and tell the SEC the reasons for your position. As you will see in Q. #11 in the SEC rules that Mr. Pope sent to you, your response should be sent to the SEC "as soon as possible." If you are going to send a letter to the SEC, you can send it to the same address as my letter (Securities and Exchange Commission; Office of the Chief Counsel; 100 F St., N.E; Washington, DC 20549). SEC requests six copies, and I would appreciate it if you would send a copy to me, too.

Your prior service to Washington Gas Light Company is sincerely appreciated by the Company's management and it also values your continued support as a shareholder of the Company.

Sincerely,

Beverly J. Burke

*2004 SEC No-Act. LEXIS 886, **

2004 SEC No-Act. LEXIS 886

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

December 20, 2004

CORE TERMS: retiree, stockholder, retirement, proxy, pension benefits, pension, staff, enforcement action, properly excluded, annual meeting, retirement benefits, shareholders, grievance, omission, adjust, issues relating, noted earlier, recommended, registrant, reinstate, personal benefit, board of directors, financial benefit, retired employees, employee health, retirement plan, subject matter, excludable, thereunder, allowance

[*1] International Business Machines Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 17, 2004

The proposal relates to raises for "long term retirement people."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Mark Austin
Attorney-Advisor

INQUIRY-1:

IBM

New Orchard Road
Armonk, NY 10504

November 17, 2004

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Stockholder Proposal of **Mr. Floyd L. Hull** - IBM Retiree Benefits

Ladies **[*2]** and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with an e-mail note (the "Proposal"), dated October 13, 2004, attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Floyd L. Hull (the "Proponent"), an IBM retiree.

In pertinent part, the submission, which was sent via e-mail to the Corporate Secretary, can be characterized as a Proposal that states: **"The long term retirement people need raise's."**

IBM believes that this submission, as a Proposal, can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes **[*3]** that the Proposal may be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, as an IBM retiree, wants IBM to increase the amount of pension benefits payable to its retirees--including himself and others similarly situated. This is an ordinary business matter. The general administration by the Company of its employee benefit plans, such as the health and retirement plans, including the amount of benefits to be paid out thereunder to retirees of the Company such as the Proponent (including any increases/modifications to be made thereunder), are activities that are part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the amount of pension benefits as well as other types of benefit decisions for the general employee/retiree population, relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical **[*4]** and other benefits. **Raytheon Company** (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); **Tyco International Ltd.** (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); **Lucent Technologies Inc.** (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); **ALLETE, Inc.** (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); **General Electric Corporation** (January

9, 2003)(proposal to "treat all pensioners equally"); **GenCorp Inc.** (December 27, 2002) (proposal to adjust benefits in subsidiary's benefit plan); **International Business Machines Corporation** (January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); **International Business Machines Corporation** (January 2, 2001) (proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); **International Business Machines Corporation** (December 30, 1999)(proposal to adjust defined **[*5]** benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); **Bell Atlantic Corporation** (October 18, 1999) (proposal to increase retirement benefits for retired management employees); **Burlington Industries, Inc.** (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); **Lucent Technologies, Inc.** (October 4, 1999)(proposal to increase "vested pension" benefits); **International Business Machines Corporation** (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); **General Electric Company** (January 28, 1997)(very similar proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); **Allied Signal Inc.** (November 22, 1995)(retirement benefits); **American Telephone and Telegraph Company** (December 15, 1992)(pension and medical benefits); **Minnesota Mining and Manufacturing Company** (February 6, 1991)(employee health and welfare plan selection); **General Motors Corporation** (January **[*6]** 25, 1991)(scope of health care coverage); and **Procter & Gamble Co.** (June 13, 1990)(prescription drug plan).

The Proponent, noting his own situation and increasing benefit costs, seeks to have the Company give its retirees an increase in their benefits. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), ***see argument II, infra,*** this type of Proposal is not proper for stockholder review under Rule 14a-8(i)(7), as the determination of the amount of benefits payable under the IBM retirement and health benefit plans has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See **Allied Signal, Inc.** (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally **Mobil Corporation** (January 26, 1993)(policies with respect to downsizing activities); **International Business Machines Corporation** (February 19, 1992)(employee benefits relating to medical plans); **Consolidated Edison Company** (February **[*7]** 13, 1992) (general compensation issues relating to amendment of existing pension benefits); **General Electric Company** (February 13, 1992) (general compensation issues relating to increase in pension benefits); and **NYNEX** (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent indicates that he is a former IBM **[*8]** employee entitled to receive benefits from the Company's benefit plans. He seeks for the Company to increase the amount of pension benefits payable, both to him and others eligible for benefits under the terms of various plans. It is thus clear that if his Proposal were to be implemented, the Proponent and other IBM retirees would glean a direct and immediate financial benefit in the form of increased pension payments and other benefits. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is also excludable here under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and other IBM retirees, but not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945) (Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants **[*9]** to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

As it is clear the Proposal would provide direct personal benefit to the Proponent, it is just as clear that the Proposal would not be of benefit to IBM shareholders at large. This is because the Proponent is requesting, for himself and for other IBM retirees, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not IBM retirees. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8, noted earlier, provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, **[*10]** as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of retirement benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., **International Business Machines Corporation** (January 13, 1993); **American Telephone and Telegraph Company** (December 15, 1992). Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2005 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See **International Business Machines Corporation** (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); **Lockheed Corporation** (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); **International Business [*11] Machines Corporation** (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and **General Electric Company** (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also **Tri-Continental Corporation** (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); **Caterpillar Tractor Company** (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to increases in employee benefits under the Company's retirement and other employee health plans directly into the **[*12]** hands of our stockholders. Inasmuch as the instant Proponent appears want our stockholders give

Company retirees increases in such benefits, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors in such process. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this **[*13]** submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

ATTACHMENT

"Floyd L. Hull"<hull@attglobal.net> on 10/13/2004 12:01:15 AM

To: Corporate Secretary/Armonk/IMB@IBMUS
cc:
Subject: add me

I took a bridge in 93 retiring in Jan '96. The amount the Exec's got for options based on retirement plan is obscene.
The real profit and performance of the Co. is much less than would be apparent.
The long term retirement people need raise's.
The medical benefits cost charged to the retirement people is going to take up all the pension benefit soon.
How am I going to eat and pay my taxes. I am 58 have 30 years of service and 8 more years to 66 - plus how long will I live.
It use to be the same plan for everyone till some particular exec's came and got rich at our expense.

Floyd

Source: Legal > Area of Law - By Topic > Securities > Administrative Materials & Regulations > Federal > Agency Decisions > Combined SEC No-Action Letters and Releases
Terms: company (bellsouth) and date is jan. 3, 2005 and date geq (06/14/2004) (Edit Search | Suggest Terms for My Search)

*2005 SEC No-Act. LEXIS 6, **

2005 SEC No-Act. LEXIS 6

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7)

January 3, 2005

CORE TERMS: bellsouth, pension, retiree, shareholder, proponent, proxy, stockholders, enclosed, one-time, retired, registrant, retirement, excludable, grievance, omit, board of directors, enforcement action, pension benefits, purchasing power, pension plan, shareowner, recommend, annually, annuity, monthly, funded

[*1] BellSouth Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 10, 2004

The proposal asks the board to increase the pensions of BellSouth retirees.

There appears to be some basis for your view that BellSouth may exclude the proposal under rule 14a-8(i)(7), as relating to BellSouth's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if BellSouth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BellSouth relies.

Sincerely,

Heather L. Maples
Special Counsel

INQUIRY-1:

BellSouth Corporation
Legal Department
1155 Peachtree Street, N.E.
Suite 1800
Atlanta, GA 30309-3610

404 249 3875
Fax 404 249 4766

marcy.bass@bellsouth.com

December 10, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 **[*2]** Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received from Mr. Frank Schingle (the "Proponent"), by letter dated October 14, 2004, a shareholder proposal (the "Proposal") for inclusion in BellSouth's proxy statement for its 2005 Annual Meeting of Shareholders ('Proxy Materials"). The Proponent included with the Proposal a supporting statement (the "Supporting Statement") that sets forth the Proponent's reasons for advocating that the Proposal be adopted by the Company's shareholders. Copies of the Proposal and the Supporting Statement are attached as. **Exhibit "A".**

The Proposal states as follows:

> "Resolved, that the shareholders of BellSouth Corporation ask the board of directors to establish a one-time five percent (5%) increase in the pension for all BellSouth employees who retired prior to January 1, 2000 and a one-time two percent (2%) increase in pension for all BellSouth employees who retired after January 1, 2000 with an annuity option. Furthermore, as the 2004 official Consumer Price Index (CPI) of the Bureau of Labor Statistics **[*3]** data becomes available, BellSouth would have six months from that date to increase pensions of these same retirees by one half (1/2) this official government rate (sic) This same procedure to continue annually."

The Proponent's Supporting Statement asserts that the BellSouth pension plan "is more than adequately funded."

For the reasons set forth below, BellSouth intends to omit the Proposal from its Proxy Materials and respectfully. requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission if the Proposal is omitted.

1. **Rule 14a-8(i)(7).** Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter related to the company's ordinary business operations. The Proposal asks the Company for an increase in retiree pensions. The

Staff of the Division of Corporate Finance ("Staff') has repeatedly held that proposals to change retiree benefits are excludable from a company's proxy materials on the grounds that these matters relate to the conduct of ordinary business operations. See **Raytheon Company** (January [*4] 30, 2004); **General Electric Company** (January 16, 2002); **DTE Energy Company** (January 22, 2001); **International Business Machines Corporation** (January 2,.2001); **Avery Denniston Corporation** (November 29, 1999) and **General Electric Company** (January 26, 1998). In each of the foregoing cases, the Staff concurred that proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations."

Moreover, the Staff has recognized that shareholder proposals seeking increased pension benefits as a result of pension plans being overfunded are excludable because they pertain to ordinary business operations. **Raytheon Company** (January 30, 2004); **General Electric Company** (January 16, 2002). As the present Proposal makes exactly this kind of request, it should be excludable from the Proxy Materials.

2. **Rule 14a-8(i)(4).** Rule 14a-8(i)(4) permits exclusion of a shareholder proposal from a registrant's proxy materials if it "relates to the redress of a personal claim or grievance against the registrant, ... or if it is designed to result in a benefit to the proponent or to further a personal interest, [*5] which benefit or interest is not shared by the other shareholders at large." The SEC has established that the reason for the shareowner proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Release No. 34-3638 (January 3, 1945). The reason for the personal grievance exclusion is to permit registrants to exclude shareholder proposals that involve disputes that are not of interest to all shareowners. The provision was adopted "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release No. 34-12999 (November 22, 1976).

In this instance, the Proponent identifies two retirees from the Company who are currently receiving pensions. It is clear that the Proposal is designed to result in a benefit to these two retirees and the Company's other retirees by virtue of their status as retirees rather than the shareholders at large.

The Staff has consistently permitted the exclusion of proposals submitted by retirees relating to changes in pension benefits pursuant to Rule 14a-8(i)(4). See, e.g., **International [*6] Business Machines Corp.** (January 20, 1998)(proposal to raise minimum monthly pension); **General Electric Co.** (January 25, 1994)(proposal to adjust retirees' pensions upwards to reflect changes to pension plan after retirement); and **International Business Machines Corp.** (January 25, 1994)(proposal to raise minimum monthly pension).

For the reasons set forth above, it is my opinion, as counsel for the Company, that the Proposal may be properly omitted from the Company's 2005 Proxy Materials because it deals,with "a matter relating to the company's ordinary business," e.g., employee benefits.

In the event that the Staff does not concur with the Company's position that the Proposal may be excluded from the Company's 2005 Proxy Materials, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed -concurrently to the Proponent, pursuant to Rule 14a-8(d), to advise him of BellSouth's intention to omit the Proposal from its proxy materials. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of [*7] this letter and its enclosures by stamping the enclosed acknowledgement copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned at (404) 249-3875.

Very truly yours,

Marcy A. Bass

EXHIBIT A

Proposal: Pension increase
Mr. Frank Schingle, 6839 Linda] Rd., Knoxville, TN 37931 record owner of 105 plus shares of BellSouth common stock on September 01, 2004, has submitted the following.. proposal for consideration at the 2005 Annual Meeting:

Resolved, that the shareholders of BellSouth Corporation ask the board of directors to establish a one-time five percent (5 %) increase in the pension for all BellSouth employees who retired prior to January 1, 2000 and a one-time two percent (2%) increase in pension for all BellSouth employees wharetired after January 1, 2000 with an annuity option. Furthermore, as the 2004 official Consumer Price Index (CPI) of the Bureau of Labor Statistics data becomes available, BellSouth would have six months from that date to increase pensions of these same retirees -by one half ('/z) this official government rate This **[*8]** same procedure to continue annually.

Though these increases would not come close to the loss in purchasing power these retirees have endured, it would be a step in the right direction for BellSouth to demonstrate it's appreciation and awareness as to how much these retirees contributed to the. robust health the company enjoys today-

A few examples of loss of purchasing power for these retirees follows:

David Cline		**Ruby Kline**	
Retired 11/01/93		Retired 7/1/64	
Pension at retirement	$ 1442.19	Pension at retirement	$ 0199.11
Pension as of 6/30/04	$ 1471.04	Pension as of 6/30/04	$ 0581.33
Pension with CPI	$ 1868.36	Pension with CPI	$ 1202.37
Loss of purchasing power	$ 0397.32	Loss of purchasing power	$ 0621.04
5 % increase would be	$ 73.55	5 % increase would be	$ 29.06

The pension fund is more than adequately funded. Fair value of plan assets at the end of 2003 was $ 14,605,000,000 as per BellSouth Corporation 2003 Annual Report, page seventy-three (73). It is only just and fair that the pensions of these retirees be increased to help - defray constantly increasing cost of living. It is a. contradiction for those in positions of leadership to deny these people a decent **[*9]** and dignified' retirement, while being so generous in salaries, bonuses, benefits and retirement packages for themselves.

The Company ***does not*** have to address any proposal that the Communication Worker's of America may put forth on behalf of those already retired. These retirees have ***no*** clout and *no* representation. Their only hope is. a ***YES*** vote by the stockholders.

August 3rd 2006

BJB AUG - 4 2006

DUP RCD 8-4-06

Beverly J Burke.

Vice President and General Counsel. WGL Holdings, Inc

Please find enclosed my proposal that you recomend that I rewright from your letter dated July 25th 2006. I am writing to you now in the proxy statement is procedurally correct and eligible for publication, accordance with the rule in question #6 have been corrected

Sincerely and respectfully
Jesse L Simmons

July 31, 2006

Douglas V. Pope, Corporate Secretary and Attorney
101 Constitution Avenue, NW
Washington, D.C. 20080

Jesse L. Simmons
1302 Columbia Rd.
Woodbridge, Virginia 22191

Dear Mr. Pope:

Following is my proposal as a shareholder according to the rules of the Securities and Exchange Commission. I request that you present this proposal on my behalf as a retired employee of the Washington Gas Light Holdings, Inc.

The shareholders of the Washington Gas Light Holdings, Inc. assembled in meeting in person and by proxy, hereby request the board of directors to take the necessary steps to provide for voting as shall equal the number of shares he or she owns may cast all such votes for the shareholders proposal as he or she may see fit.

In support of my proposal that I am eligible at the meeting as my name appears in the company's records as a shareholder of the Washington Gas Light Holdings, Inc. and will continue to hold securities through the date of the meeting of shareholders by the Bank of New York Corporate Trust Stock at P.O. Box 239, Newark, New Jersey 07101-0239. I have 738 shares in account number 000321976 record date 6-30-06 and 1,547.625 shares in account number 000321950 record date 6-30-06. I am a registered holder of my securities. Per our telephone conversation of Friday, July 28, 2006, at which time I gave you the account number of my shares of stock.

My shareholders proposal as required is that the retired employees of the Washington Gas Light Holdings, Inc. be given a moderate raise to their retirement pay as there has not been a raise given for the last eight years and only one raise in the last twenty years. The top five executive officers have received a raise of compensation for the last five years and was paid to the individuals by the Washington Gas Light Holdings, Inc. during and for each fiscal year.

I discussed the economic pressures on our retirees at the last shareholders meeting. I am asking for the shareholders to provide a reasonable level of pension benefits for retired employees. You the shareholders can justify an increase in pension fund benefits for retirees at the next annual meeting.

Sincerely
and respectfully,
Jesse L. Simmons

Jesse L. Simmons

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Beverly J. Burke
Vice President and
General Counsel
(202) 624-6177
(202) 842-2880 FAX
bburke@washgas.com

July 25, 2006

Mr. Jesse L. Simmons
1302 Columbia Road
Woodbridge, Virginia 22191

Dear Mr. Simmons:

I am responding to your letter dated July 8, 2006, by which you submitted a shareholder proposal (the "Proposal"). The Proposal recommends that the retired employees of Washington Gas Light Company be granted a raise in retirement pay. The letter was received by the Company's Corporate Secretary, Douglas V. Pope, on Thursday, July 13, 2006.

Under Question #6 of the Securities and Exchange Commission's (SEC) proxy rules that Mr. Pope sent to you on July 3, 2006, we are required to notify you in writing if we believe there are any "procedural or eligibility deficiencies" with your Proposal. Also, our responsibility to our Board of Directors and to the shareholders is to insure that any Proposal published in the proxy statement is procedurally correct and eligible for publication. I am writing to you now in accordance with that rule in Question #6 because there are procedural and eligibility deficiencies with your Proposal that could result in the exclusion of your Proposal. Those deficiencies are as follows:

1. The second paragraph of your Proposal is addressed to "The shareholders of the Washington Gas Light Company, Inc. assembled in meeting in person and by proxy...." However, there will not be any proxy solicitation directed to shareholders of Washington Gas Light Company, and accordingly, your Proposal must be excluded on that procedural basis. For your information, there will be a proxy solicitation process directed to shareholders of WGL Holdings, Inc.

2. Because you have addressed the Proposal to Washington Gas Light Company, you are required to provide evidence that you are a shareholder of Washington Gas Light Company. You have not given us that evidence and for that reason, you are not eligible to submit a proposal to Washington Gas Light Company. Even if you own shares of Washington Gas Light Company (and this could only be preferred stock), the procedural defect noted above (no proxy solicitation by Washington Gas Light Company) is sufficient reason to exclude your Proposal.

Under the SEC rule in Question #6, you must respond to this notice within 14 days of the date you receive this letter. If you do not respond and correct these procedural and eligibility defects, we may seek the agreement of the SEC that we may exclude the Proposal because of these defects. We may also seek to exclude it on other grounds that may apply, as noted in the rules that Mr. Pope sent to you on July 3, 2006, another copy of which is enclosed at this time as well.

Sincerely yours,

Beverly J. Burke

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

7/13/6

July 8, 2006

Douglas V. Pope, Corporate Secretary and Attorney
101 Constitution Avenue, NW
Washington, D.C. 20080

Jesse L. Simmons
1302 Columbia Rd.
Woodbridge, Virginia 22191

Dear Mr. Pope:

Following is my proposal as a shareholder according to the rules of the Securities and Exchange Commission. I request that you present this proposal on my behalf as a retired employee of the Washington Gas Light Company.

The shareholders of the Washington Gas Light Company, Inc. assembled in meeting in person and by proxy, hereby request the board of directors to take the necessary steps to provide for voting as shall equal the number of shares he or she owns may cast all such votes for the shareholders proposal as he or she may see fit.

In support of my proposal that I am eligible at the meeting as my name appears in the company's records as a shareholder of the Washington Gas Holdings, Inc. and will continue to hold securities through the date of the meeting of shareholders by the Bank of New York Corporate Trust Stock at P.O. Box 239, Newark, New Jersey 07101-0239. I have 2,500 shares in account number available by request and a registered holder of my securities.

My shareholders proposal as required is that the retired employees of The Washington Gas Company be given a moderate raise to their retirement pay as there has not been a raise given for the last eight years and only one raise in the last twenty years. The top five executive officers have received a raise of compensation for the last five years and was paid to the individuals by the Washington Gas Light Company during and for each fiscal year. I discussed the economic pressures on our retirees at the last shareholders meeting. I am asking for the shareholders to provide a reasonable level of pension benefits for retired employees.

You the shareholders can justify an increase in the pension fund benefits for retirees at the next annual meeting.

Sincerely,

Jesse L. Simmons

Jesse Simmons
1302 Columbia Rd.
Woodbridge, VA 22191-2910

Respectfully Sincerely
Your's
Jesse L Simmons

WGL Holdings, Inc

101 Constitution Avenue, NW
Washington, DC 20080
www.wglholdings.com

Douglas V. Pope
Corporate Secretary
and Attorney
Direct Dial: (202) 624-6395
FAX: (202) 842-2880
dpope@washgas.com

July 3, 2006

Mr. Jesse Simmons
1302 Columbia Rd.
Woodbridge, VA 22191

Dear Mr. Simmons:

As you requested on the telephone on June 28, I am sending you a copy of the rules of the Securities and Exchange Commission that relate to the submission of shareholder proposals. These rules are stated in the form of Questions and Answers.

These rules include the requirements for submitting a shareholder proposal (Questions 1 through 8); the reasons a company might exclude a proposal (Questions 8 and 9) and procedures that apply if the company seeks to exclude a proposal (Questions 10 through 13).

From our conversation on June 28, I understand that you intend to revise the letter that you sent me dated June 1, 2006. A copy of that letter is enclosed for your reference. I understand that you do not intend to submit a proposal regarding cumulative voting, and that you will mark up your June 1 letter to make this more clear.

Sincerely,

Douglas V. Pope

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

to
The Corporate secretary

June 1st 2006

6/5

Please send me a copy of the Corporate by laws which describes the adance Notice procedures. To

Jesse L Simmons
1302 - Columbia Rd
Wood Bridge VA 22191

June 1st 2006

Shareholder proposal!

That the shareholders of WGL Holdings Inc. assembled in annual Meeting in person and by proxy, Hereby request the board of directors to take the necessary steps to provide for cumulative Voting as shall equal the Number of shares he or she owns; may cast all of such Votes or more of them as he or she may see fit. My proposal

is that the retired Employe
of the washington Gas
Company be given a
moderate raise to their
retirement pay. as their
has not been given a
raise for the last eight
Year's and only one raise
in the last twenty years.
as the top five executive
officer has received a raise
of compensation for the last
five years; was paid to the
Individual by washing Gas
light Company during or for each

fiscal year, I discussed the economic pressures on our retirees at the last share holder's meeting. I am asking for the share holders provide a reasonable level of pension benefits for retiree employees you the share holders can justify an increase in the pension fund benefits for retirees. at the next annual Meeting Sincerely your 2007.

Jesse L Simmons
Share Holder!

To the Corporate Secretary
Wash Gas Light Holdings Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 17, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: WGL Holdings, Inc.
Incoming letter dated October 23, 2006

The proposal requests that retired employees be given a moderate raise to their retirement pay.

There appears to be some basis for your view that WGL Holdings may exclude the proposal under rule 14a-8(i)(7), as relating to WGL Holdings' ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if the company omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which WGL Holdings relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel